Exhibit 99.1

Consolidated Financial Statements

December 31, 2019 and 2018

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Russell Hallbauer	/s/ Bryce Hamming

Russell Hallbauer	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 19, 2020

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2019. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2019 and 2018.

/s/ Russell Hallbauer	/s/ Bryce Hamming

Russell Hallbauer	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 19, 2020

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Taseko Mines Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2.5 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16 - Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to

KPMG LLP.

Taseko Mines Limited

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1999

KPMG LLP (signed)

Vancouver, Canada

February 19, 2020

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Taseko Mines Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Taseko Mines Limited’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to

KPMG LLP.

Taseko Mines Limited

dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (signed)

Vancouver, Canada

February 19, 2020

TASEKO MINES LIMITED

Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

		For the years ended December 31,
	Note	2019	2018
Revenues	4	329,163	343,870
Cost of sales
Production costs	5	(258,550)	(231,867)
Depletion and amortization	5	(109,756)	(70,781)
Earnings (loss) from mining operations		(39,143)	41,222

General and administrative		(13,804)	(13,957)
Share-based compensation recovery (expense)	22c	(2,946)	1,544
Project evaluation expenditures		(3,569)	(1,752)
Loss on derivatives	7	(2,834)	(294)
Other income	8	920	1,472
Income (loss) before financing costs and income taxes		(61,376)	28,235

Finance expenses	9	(40,324)	(38,564)
Finance income		1,202	1,254
Foreign exchange gain (loss)		14,779	(26,251)
Loss before income taxes		(85,719)	(35,326)

Income tax (expense) recovery	10	32,337	(448)
Net loss		(53,382)	(35,774)

Other comprehensive income (loss):
Unrealized gain on financial assets	13	1,229	962
Foreign currency translation reserve		(8,466)	12,713
Total other comprehensive income (loss)		(7,237)	13,675

Total comprehensive loss		(60,619)	(22,099)

Loss per share
Basic		(0.22)	(0.16)
Diluted		(0.22)	(0.16)

Weighted average shares outstanding (thousands)
Basic		243,914	227,866
Diluted		243,914	227,866

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows

(Cdn$ in thousands)

		For the years ended December 31,
	Note	2019	2018
Operating activities
Net loss for the year		(53,382)	(35,774)
Adjustments for:
Depletion and amortization		109,756	70,781
Income tax (recovery) expense	10	(32,337)	448
Share-based compensation expense (recovery)	22c	3,126	(1,282)
Loss on derivatives	7	2,834	294
Finance expenses, net		39,122	37,310
Unrealized foreign exchange (gain) loss		(15,228)	28,704
Amortization of deferred revenue	19	(3,437)	(3,295)
Deferred electricity repayments		-	(4,841)
Other operating activities		(1,199)	(160)
Net change in non-cash working capital	24	(6,614)	1,893
Cash provided by operating activities		42,641	94,078

Investing activities
Purchase of property, plant and equipment	15	(50,751)	(94,866)
Distribution of reclamation deposits	13	30,000	-
Release of restricted cash	13	6,200	-
Purchase of copper put options	7	(2,834)	(1,063)
Proceeds from copper put options	7	241	855
Investment in other financial assets		-	(253)
Other investing activities		213	933
Cash used for investing activities		(16,931)	(94,394)

Financing activities
Interest paid		(32,011)	(30,578)
Proceeds from equipment financings	18c,d	34,013	8,943
Repayment of leases and equipment financings		(18,920)	(12,293)
Proceeds on exercise of options		176	333
Cash used for financing activities		(16,742)	(33,595)
Effect of exchange rate changes on cash and equivalents		(1,435)	(655)
Increase (decrease) in cash and equivalents		7,533	(34,566)
Cash and equivalents, beginning of year		45,665	80,231
Cash and equivalents, end of year		53,198	45,665
Supplementary cash flow disclosures	24

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Balance Sheets

(Cdn$ in thousands)

		December 31,	December 31,
	Note	2019	2018

ASSETS
Current assets
Cash and equivalents		53,198	45,665
Accounts receivable	11	13,791	14,735
Inventories	12	43,620	38,986
Other financial assets	13	730	3,581
Prepaids		2,513	1,464
		113,852	104,431

Property, plant and equipment	15	758,006	821,287
Other financial assets	13	6,783	41,380
Goodwill	16	5,355	5,625
		883,996	972,723
LIABILITIES
Current liabilities
Accounts payable and other liabilities	17	43,685	41,001
Current portion of long-term debt	18	16,460	9,856
Current portion of deferred revenue	19	4,558	3,907
Interest payable on senior secured notes		1,184	1,243
Current income tax payable		1,406	1,427
		67,293	57,434
Long-term debt	18	357,025	345,625
Provision for environmental rehabilitation (“PER”)	20	66,373	97,914
Deferred and other tax liabilities	10c	50,703	83,793
Deferred revenue	19	39,433	39,367
Other financial liabilities	22b	1,483	1,513
		582,310	625,646

EQUITY
Share capital	21a	436,318	423,438
Contributed surplus		51,622	49,274
Accumulated other comprehensive income (“AOCI”)		6,827	14,064
Deficit		(193,081)	(139,699)
		301,686	347,077
		883,996	972,723

Commitments and contingencies	19, 23
Subsequent event	27

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

	Share capital	Contributed surplus	AOCI	Deficit	Total

Balance at January 1, 2018	422,091	47,478	389	(102,878)	367,080
Adjustment on initial application of IFRS 15	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018	422,091	47,478	389	(103,925)	366,033
Share-based compensation	-	2,809	-	-	2,809
Exercise of options and warrants	447	(113)	-	-	334
Settlement of performance share units	900	(900)	-	-	-
Total comprehensive income (loss) for the year	-	-	13,675	(35,774)	(22,099)
Balance at December 31, 2018	423,438	49,274	14,064	(139,699)	347,077

Balance at January 1, 2019	423,438	49,274	14,064	(139,699)	347,077
Fair value of shares issued for Yellowhead acquisition	12,629	-	-	-	12,629
Share-based compensation	-	2,800	-	-	2,800
Exercise of options	251	(75)	-	-	176
Settlement of performance share units	-	(377)	-	-	(377)
Total comprehensive loss for the year	-	-	(7,237)	(53,382)	(60,619)
Balance at December 31, 2019	436,318	51,622	6,827	(193,081)	301,686

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

1.   REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2019 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.   BASIS OF PREPARATION

2.1       Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2020.

2.2       Basis of measurement, judgment and estimation

These consolidated financial statements have been prepared on a historical cost basis except those measured at fair value through profit or loss, fair value through other comprehensive income and derivative financial instruments, which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions. Any gains and losses are included in profit and loss. The Company’s US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income (“AOCI”). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, reserve and resource estimates, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue (Note 19), provisions for environmental rehabilitation, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

environmental rehabilitation, including determination of appropriate discount rates; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, provisions for environmental rehabilitation, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

2.3       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2019. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany transactions between members of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

2.4       Significant Accounting Policies

(a) Revenue recognition.

The Company adopted IFRS 15, Revenue Contracts with Customers effective January 1, 2018 using the cumulative effect method. There was no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligation. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments or deferred revenue.

Under the terms of the Company’s concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c) Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s consolidated financial statements.

The Company adopted the new accounting standard IFRS 9, Financial Instruments effective January 1, 2018. There were no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at fair value and subsequently at either: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if: (i) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVPL. This category of financial assets is subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis. Equity investments measured at FVOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise. Financial assets classified as FVPL are subsequently measured at fair value, with net gains and losses, including any interest or dividend income, recognized in profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and cash equivalents and accounts receivables.

Financial assets at fair value through other comprehensive income (FVOCI)

Marketable securities, investment in subscription receipts and reclamation deposits are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial instruments at fair value through profit or loss (FVPL)

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVPL. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVPL. Financial instruments classified as FVPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d) Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

commences when the Company obtains the legal right or license to begin exploration. Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserve and resources associated with the Company’s evaluation properties are established and management has made a decision to proceed with development.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represent stockpiled ore that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Mineral properties

Mineral properties consist of the cost of acquiring, permitting and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized. When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets

The Company has adopted IFRS 16, Leases effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated. The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Prior to January 1, 2019, leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset were capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases were not capitalized and rental payments were expensed on a straight-line basis.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any goodwill impairment is recognized as an expense in the profit or loss. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(h) Share-based compensation

The fair-value method is used for the Company’s share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate. The fair value of the share options and performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company’s common shares on the date of grant. The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company’s common shares, with changes in fair value recorded in net profit (loss).

(i) Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials, including water treatment; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (“PER”) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows, changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(j) Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, the finance component on deferred revenue, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and cash equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(k) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted. There is no dilution impact when the Company incurs a loss.

(l) Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

•	Assets, including its share of any assets held jointly;
•	Liabilities, including its share of any liabilities incurred jointly;
•	Revenue from the sale of its share of the output arising from the joint operation; and
•	Expenses, including its share of any expenses incurred jointly.

2.5 Impact of adoption of new accounting standards

The Company has applied the following revised or new IFRS accounting standards that were issued and effective January 1, 2019:

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract that contains a lease arrangement. The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated.

IFRS 16 introduces significant accounting changes to the lessee by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset (“ROU asset”) and a lease liability at the commencement of the lease for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

In applying IFRS 16 for all leases, except as noted above, the Company (i) recognizes the ROU asset and lease liabilities in the consolidated balance sheet, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated interim statement of income (loss); and (iii) separates the total amount of cash paid into a principal and interest portion (included within financing activities) in the consolidated interim statement of cash flows. For short-term leases and leases of low value assets, the Company continues to recognize a lease expense on a straight-line basis.

In transitioning to IFRS 16, the Company reviewed its contracts to identify whether they are a lease or contain a lease arrangement and some contracts were identified as containing leases under IFRS 16. The cumulative effect of the changes made to the consolidated January 1, 2019 balance sheet for the adoption of IFRS 16 was an increase to property plant and equipment and lease liabilities by $5,962. The weighted average discount rate for lease liabilities initially recognized on adoption of IFRS 16 was 5.6%.

The following is a reconciliation of the operating lease commitments as at December 31, 2018 to the recognized lease liabilities as at January 1, 2019:

Operating lease commitments as at December 31, 2018	4,813

Leases with a lease term of 12 months or less and low value	(414)

Leases identified in existing service and supply contracts	2,144

Effect from discounting	(581)

Lease liabilities due to initial application of IFRS 16 as at January 1, 2019	5,962

ROU assets are included in property, plant, and equipment, and the lease liability is included in debt in the consolidated balance sheet (Note 18).

3. INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar Mine.

The Company has joint control over the joint arrangement and as such consolidates its 75% portion of all the joint venture’s assets, liabilities, income and expenses.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2019	2018
Cash and equivalents	54,454	47,707
Other current assets	77,651	72,423
Current assets	132,105	120,130
Non-current assets	948,873	1,122,289

Accounts payable and accrued liabilities	46,845	45,301
Other current financial liabilities	22,698	14,172
Current liabilities	69,543	59,473
Long-term debt	52,177	18,589
Provision for environmental rehabilitation	80,460	128,738
Non-current liabilities	132,637	147,327

	Years ended December 31,
	2019	2018
Revenues	438,204	457,600
Production costs	(344,913)	(311,759)
Depletion and amortization	(159,044)	(109,018)
Other operating expense	(3,834)	(4,181)
Interest expense	(6,031)	(5,116)
Interest income	1,157	1,119
Foreign exchange gain (loss)	(1,976)	1,333
Net earnings (loss)	(76,437)	29,978
Other comprehensive income	954	104
Comprehensive income (loss) for joint arrangement	(75,483)	30,082

4. REVENUE

	Years ended December 31,
	2019	2018
Copper contained in concentrate	321,082	350,522
Molybdenum concentrate	31,161	26,589
Silver (Note 19)	3,674	3,713
Price adjustments on settlement receivables	(419)	(10,679)
Total gross revenue	355,498	370,145
Less: Treatment and refining costs	(26,335)	(26,275)
Revenue	329,163	343,870

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

5. COST OF SALES

	Years ended December 31,
	2019	2018
Site operating costs	244,611	219,104
Transportation costs	17,832	17,163
Changes in inventories of finished goods	(5,570)	2,435
Changes in inventories of ore stockpiles	1,677	1,078
Insurance recovered	-	(7,913)
Production costs	258,550	231,867
Depletion and amortization	109,756	70,781
Cost of sales	368,306	302,648

Cost of sales consists of site operating costs (which include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

During the year ended December 31, 2018, the Company had an insurance recovery of $7,913 (75% basis) related to the Cariboo region wildfires in 2017.

6. COMPENSATION EXPENSE

	Years ended December 31,
	2019	2018
Wages, salaries and benefits	77,869	69,633
Post-employment benefits	1,639	2,115
Share-based compensation (recovery) expense (Note 22c)	3,126	(1,282)
	82,634	70,466

Compensation expense is presented as a component of cost of sales, general and administrative expense, and project evaluation expense.

7. DERIVATIVE INSTRUMENTS

During the year ended December 31, 2019, the Company purchased copper put option contracts for 48 million pounds of copper with maturity dates ranging from February 2019 to December 2019, at strike prices between US$2.50 and US$2.80 per pound, at a total cost of $2,834.

During the year ended December 31, 2018, the Company purchased copper put options for 30 million pounds of copper with maturity dates ranging from the third quarter of 2018 to the fourth quarter of 2018, at a total cost of $1,063.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The following table outlines the (gains) losses associated with derivative instruments:

	Years ended December 31,
	2019	2018
Realized loss on copper put options	2,834	2,264
Unrealized gain on copper put options	-	(1,970)
	2,834	294

8. OTHER (EXPENSE) INCOME

	Years ended December 31,
	2019	2018
Management fee income	1,186	1,167
Other operating expense (income), net	(266)	305
	920	1,472

9. FINANCE EXPENSES

	Years ended December 31,
	2019	2018
Interest expense	34,593	32,077
Finance expense – deferred revenue (Note 19)	4,154	4,182
Accretion on PER (Note 20)	1,577	2,305
	40,324	38,564

For the year ended December 31, 2019, interest expense includes $1,709 (2018 - $846) from lease liabilities and lease related obligations.

10. INCOME TAX

(a) Income tax expense (recovery)

	Years ended December 31,
	2019	2018
Current income tax:
Current period expense	817	1,015
Deferred income tax:
Origination and reversal of temporary differences	(33,145)	(363)
Deferred tax adjustments related to prior periods	(9)	(204)
Deferred income tax recovery	(33,154)	(567)
Income tax expense (recovery)	(32,337)	448

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(b) Effective tax rate reconciliation

	Years ended December 31,
	2019	2018
Income tax at Canadian statutory rate of 36.5% (2018: 36.5%)	(31,279)	(12,891)
Permanent differences	885	10,271
Foreign tax rate differential	(191)	131
Unrecognized tax benefits	(1,793)	3,151
Deferred tax adjustments related to prior periods	41	(204)
Other	-	(10)
Income tax expense (recovery)	(32,337)	448

(c) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2019	2018
Property, plant and equipment	(156,669)	(177,664)
Other financial assets	2,951	3,204
Provisions	17,009	18,279
Tax loss carry forwards	86,006	72,388
Deferred tax liability	(50,703)	(83,793)

(d) Unrecognized deferred tax assets and liabilities

	As at December 31,
	2019	2018
Deductible temporary differences:
Debt	65,024	78,035
Other investments	33,344	34,873
Losses and tax pools	31,823	-
Other financial assets	17,713	21,722
Deferred tax asset:
Debt	8,778	10,535
Other investments	4,501	4,708
Losses and tax pools	8,592	-
Other financial assets	2,398	3,139

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

Losses and tax pools of $31,823 (2018: $nil) relate to non-capital losses in Canada which expire between 2029 and 2039.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

11. ACCOUNTS RECEIVABLE

	As at December 31,
	2019	2018
Trade and settlement receivables	11,220	10,582
Goods and services tax receivable	1,162	916
Other receivables	1,409	3,237
	13,791	14,735

12. INVENTORIES

	As at December 31,
	2019	2018
Ore stockpiles	6,657	8,532
Copper contained in concentrate	9,055	3,166
Molybdenum concentrate	230	549
Materials and supplies	27,678	26,739
	43,620	38,986

During the year ended December 31, 2019, the Company recorded an impairment of $5,830 (2018: $12,573) to adjust the carrying value of ore stockpiles to net realizable value, of which $2,398 (2018: $4,225) is recorded in depletion and amortization and the balance in production costs.

13. OTHER FINANCIAL ASSETS

	As at December 31,
	2019	2018
Current:
Marketable securities (Note 14)	730	3,581
	730	3,581
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	3,083	31,480
Restricted cash	1,300	7,500
	6,783	41,380

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts. Marketable securities and the investment in subscription receipts are accounted for at fair value through other comprehensive income (FVOCI).

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Marketable securities at December 31, 2018 include an investment in 21% of the common shares of Yellowhead Mining Inc., which was carried at a fair value of $2,810 at December 31, 2018 (Note 14).

The subscription receipts relate to an investment in a privately held company with two directors in common with Taseko and are to be convertible into units comprised of shares, or shares and warrants. The fair value of the investment in subscription receipts is based on public market information of comparable companies.

In November 2019, the Company restructured its reclamation funding within the Gibraltar joint venture which resulted in $6,200 of net cash becoming unrestricted and $30,000 in funds being distributed out of reclamation deposits to the Company. Gibraltar issued to the Province of British Columbia a letter of credit in the amount of $50,000 as security for current reclamation obligations for the Gibraltar mine. The $50,000 letter of credit issued by a Canadian chartered bank is collateralized by a surety bond in the amount of $37,500 for the Company’s share and $12,500 for Cariboo’s share of the letter of credit.

For the Florence Copper project, the Company has provided surety bonds totaling $8,260 to the federal and state regulators. The Company has provided cash collateral of $2,140 to the surety bond provider which is classified as reclamation deposits.

14. YELLOWHEAD ACQUISITION

In December 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for approximately 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and required the approval of the Supreme Court of British Columbia and Yellowhead shareholders. The acquisition closed on February 15, 2019.

The total purchase consideration was calculated as follows:

Fair value of common shares issued (17,300,385 shares at $0.73 per share)	12,629
Fair value of previously held investment in Yellowhead	3,365
Acquisition related costs	272
16,266

The Company has incurred acquisition costs totaling $272 for legal and other fees, which have been included in the purchase price consideration.

Prior to the acquisition, the Company held a 21% equity interest in Yellowhead. This investment was previously accounted for as a FVOCI financial asset and was remeasured to its fair value of $3,365 based on the trading price of its common shares on the acquisition date, and that amount was included as part of the purchase consideration.

Yellowhead had cumulative tax pools of approximately $57,000 comprised of non-capital losses and resource deductions at the date of acquisition. A full valuation allowance was provided against the deferred tax assets arising from these tax pools due to uncertainty over the timing of their potential utilization at the time of acquisition.

The acquisition of Yellowhead has been accounted for as an asset acquisition and accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The following sets forth the allocation of the purchase price:

Cash and cash equivalents	187
Accounts receivable and other assets	14
Reclamation deposits	85
Property, plant and equipment	16,240
Accounts payable and other liabilities	(260)
16,266

Yellowhead is in the evaluation phase and does not generate revenues. Yellowhead project related expenditures were $1,653 for the period since acquisition and are expensed as project evaluation expenditures.

15. PROPERTY, PLANT & EQUIPMENT

Cost	Property Acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
At January 1, 2018	92,378	333,638	679,352	2,728	1,108,096
Additions	-	62,849	27,783	10,507	101,139
Changes in rehabilitation cost asset	-	(12,374)	-	-	(12,374)
Disposals	-	-	(2,279)	-	(2,279)
Foreign exchange translation	7,494	1,391	1,308	-	10,193
Transfers between categories	-	-	13,047	(13,047)	-
At December 31, 2018	99,872	385,504	719,211	188	1,204,775
Additions (Note 14)	16,240	34,750	28,565	9,514	89,069
Changes in rehabilitation cost asset	-	(31,695)	-	-	(31,695)
Disposals	-	-	(6,978)	-	(6,978)
Foreign exchange translation	(4,468)	(1,155)	(2,205)	-	(7,828)
Transfers between categories	-	-	9,702	(9,702)	-
At December 31, 2019	111,644	387,404	748,295	-	1,247,343

Accumulated depreciation
At January 1, 2018	-	116,690	194,141	-	310,831
Depletion and amortization	-	44,159	30,671	-	74,830
Disposals	-	-	(2,173)	-	(2,173)
At December 31, 2018	-	160,849	222,639	-	383,488
Depletion and amortization	-	70,265	40,501	-	110,766
Disposals	-	-	(4,917)	-	(4,917)
At December 31, 2019	-	231,114	258,223	-	489,337

Net book value
At December 31, 2018	99,872	224,655	496,572	188	821,287
At December 31, 2019	111,644	156,290	490,072	-	758,006

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2018	633,745	175,329	-	11,998	215	821,287
Net additions	47,804	16,367	-	768	912	65,851
Property acquisitions	-	-	16,240	-	-	16,240
Changes in rehabilitation cost asset (Note 20)	(36,377)	4,682	-	-	-	(31,695)
Depletion and amortization	(105,425)	(38)	-	-	(386)	(105,849)
Foreign exchange translation	-	(7,828)	-	-	-	(7,828)
At December 31, 2019	539,747	188,512	16,240	12,766	741	758,006

During 2019, the Company capitalized stripping costs of $25,705 (2018: $52,598) and incurred other capital expenditures for Gibraltar of $20,359 (2018: $10,975). In addition, the Company capitalized development costs of $15,956 (2018: $36,520) for the Florence Copper and $768 (2018: $2,701) for the Aley Niobium projects. Non-cash additions to property, plant and equipment include $2,847 (2018: $3,771) of depreciation on mining assets related to capitalized stripping.

Depreciation related to the right of use assets for the year ended December 31, 2019 was $4,217.

16. GOODWILL

Goodwill was recorded on the Company’s acquisition of Curis Resources Ltd. (“Curis”) in 2014 whose principal asset is the Florence Copper Project. During the year ended December 31, 2019, the carrying value of the goodwill decreased to $5,355 as a result of foreign currency translation.

The Company performed an annual goodwill impairment test and the recoverable amount of the Curis CGU was estimated utilizing a discounted cash flow with the following key assumptions: an after-tax discount rate of 10% (2018 – 10%); and copper prices of US$3.10 per pound in the projected periods. The recoverable amount of the Curis CGU was calculated to be higher than its carrying amount and no impairment loss was recognized.

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2019	2018
Trade payables	24,171	21,861
Accrued liabilities	19,514	19,140
	43,685	41,001

During the year ended December 31, 2018, the Company repaid the remaining balance payable under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine was able to defer up to 75% of electricity costs. The amount of the deferral was based on a formula that incorporated the average copper price in Canadian dollars during the preceding month. The deferred amount, plus interest at the prime rate plus 5%, was repayable on a monthly schedule of up to 75% of the monthly electricity billing, when the average copper price during the preceding month exceeded a threshold amount of $3.40 per pound. Any remaining deferred balance would have been repayable at the end of the five year term.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

18. DEBT

	As at December 31,
	2019	2018
Current:
Lease liabilities (b)	7,990	6,506
Secured equipment loans (c)	6,626	3,350
Lease related obligations (d)	1,844	-
	16,460	9,856
Long-term:
Senior secured notes (a)	317,728	331,683
Lease liabilities (b)	11,107	7,604
Secured equipment loans (c)	18,746	6,338
Lease related obligations (d)	9,444	-
	357,025	345,625
Total debt	373,485	355,481

(a) Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (the “Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar Mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than Yellowhead. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

(b) Lease liabilities

Lease liabilities includes the Company’s outstanding lease liabilities under IFRS 16. At December 31, 2019, the net carrying amount of leased assets was $37,254 (2018: $46,641).

In July 2019, Gibraltar acquired a new large wheel loader, financed by way of a 7-year lease. The lease is repayable in monthly installments and secured by equipment with a carrying value of $5,537. The lease obligation bears a fixed interest rate of 6.3% with a final maturity date of June 20, 2026.

(c) Secured equipment loans

In May 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $13,875. The loan bears interest at an annual rate of 5.2%, is secured by existing mining equipment at the Gibraltar Mine and is repayable in monthly installments with a final maturity date of May 6, 2024. A portion of the proceeds of the loan

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

were used to repay an existing equipment loan of $1,362 and the remaining funds were available for general working capital purposes.

In August 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $7,977. The loan bears interest at an annual rate of 6.4%, is secured by existing mining equipment at the Gibraltar Mine and is repayable in monthly installments with a final maturity date of August 13, 2023. The proceeds of the loan were available for general working capital purposes.

(d) Lease related obligations

In June 2019, Gibraltar entered into a sale leaseback transaction on some equipment, with the Company’s share of proceeds being $12,161. The lease has a term of 54 months. At the end of the lease, the Company can either re-lease the equipment, purchase the equipment at fair market value or return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months. A portion of the proceeds of the financing were used to settle an equipment lease early in the amount of $2,451 and the remaining funds were available for general working capital purposes.

(e) Debt continuity

The following schedule shows the continuity of total debt for the year ended December 31, 2019:

	As at December 31,
	2019	2018
Total debt as at January 1	355,481	329,218
Lease additions on initial application of IFRS 16 (Note 2.5)	5,962	-
Lease additions	11,295	-
Equipment loan net proceeds	21,852	8,943
Lease related obligations on sale leaseback transaction	12,161	-
Lease liabilities and equipment loans repayments	(18,920)	(12,293)
Unrealized foreign exchange gain	(16,654)	27,428
Amortization of deferred financing charges	2,308	2,185
Total debt as at December 31	373,485	355,481

19. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar joint venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share. The fair value of the warrants was estimated to be $1,876 at the date of grant and was measured based on the Black-Scholes valuation model. The fair value was determined using the expected life of 3 years, expected volatility of the Company’s common share price of 61%, an expected dividend yield of 0%, and a risk-free interest rate of 0.9% (Note 21b).

The following table summarizes changes in deferred revenue:

Balance at January 1, 2018	40,952
Transitional adjustment for IFRS 15	1,435
Finance expense (Note 9)	4,182
Amortization of deferred revenue	(3,295)
Balance at December 31, 2018	43,274
Finance expense (Note 9)	4,154
Amortization of deferred revenue	(3,437)
Balance at December 31, 2019	43,991

Deferred revenue is reflected in the consolidated balance sheets as follows:

	As at December 31,
	2019	2018
Current	4,558	3,907
Non-current	39,433	39,367
	43,991	43,274

20. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2019	2018
Beginning balance at January 1	97,914	107,874
Change in estimates	(31,644)	(12,374)
Accretion	1,577	2,305
Settlements	(1,409)	-
Foreign exchange differences	(65)	109
Ending balance at December 31	66,373	97,914

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation. For the Gibraltar Mine, it is anticipated that these costs will be incurred over a period of at least 100 years beyond the end of the current mine life based on known reserves.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

The decrease in the PER during 2019 is primarily due to changes in management’s estimated closure costs for Gibraltar and the risk-free discount rates applied against the obligation. There was $4,682 added for the estimated closure cost of the Florence Copper Project’s production test facility operation.

As at December 31, 2019, the PER was calculated on a present value basis for closure costs to be incurred in the first 30 years using a nominal risk-free discount rate of 1.93% (2018 – 2.18%) based on the 30 year overnight index swap (OIS) rate. For discounting annual closure cashflows beyond 30 years, a risk free yield curve was extrapolated from the implied OIS swap rate for liquid, investment grade corporate bonds with durations between 50 to 100 years. A nominal risk free rate of up to 3.05% was utilized in 2019 (2018 - 2.18%) for discounting closure costs up to 100 years from the estimated date of site closure for Gibraltar, based on current reserves. An inflation rate of 1.42% (2018 – 1.70%) was applied in deriving nominal cash flow estimates

During 2017, the Company submitted an updated decommissioning cost report for the Gibraltar Mine to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain its permits in good standing. The underlying cost assumptions supporting the 2017 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. Estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information. Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future mineral reserves, metal prices, operating conditions and many other factors which are inherently uncertain.

The Company has provided letters of credit, surety bonds and deposits held in trust to the regulatory authorities for its share of reclamation obligations (Note 13). Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements.

21. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2018	227,000
Exercise of warrants	1,024
Exercise of share options	407
Common shares outstanding at December 31, 2018	228,431
Issued to acquire Yellowhead (Note 14)	17,300
Exercise of share options	463
Common shares outstanding at December 31, 2019	246,194

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share purchase warrants

At December 31, 2019, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share and with an expiry date of April 1, 2020.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(c) Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(d) Accumulated other comprehensive income (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of FVOCI financial assets and cumulative translation adjustments arising from the translation of foreign subsidiaries.

22. SHARE-BASED COMPENSATION

(a) Share Options

The Company has an equity settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company’s outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

	Options (thousands)	Average price
Outstanding at January 1, 2018	9,281	1.40
Granted	1,724	2.84
Exercised	(407)	0.82
Cancelled/forfeited	(161)	2.25
Expired	(100)	2.02
Outstanding at January 1, 2019	10,337	1.64
Granted	4,612	0.75
Exercised	(463)	0.38
Cancelled/forfeited	(178)	1.58
Expired	(3,552)	2.23
Outstanding at December 31, 2019	10,756	1.12
Exercisable at December 31, 2019	7,242	1.16

During the year ended December 31, 2019, the Company granted 4,611,500 (2018 – 1,724,500) share options to directors, executives and employees, exercisable at an average exercise price of $0.75 per common share (2018 – $2.84 per common share) over a five year period. The total fair value of options granted was $1,891 (2018 – $2,483) based on a weighted average grant-date fair value of $0.41 (2018 – $1.44) per option.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Range of exercise price	Options (thousands)	Average life (years)
$0.38 to $0.68	1,323	1.06
$0.69 to $1.02	6,222	2.16
$1.03 to $1.64	1,674	1.69
$1.65 to $2.86	1,537	2.56
	10,756	1.91

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

	At December 31,
	2019	2018
Expected term (years)	5.0	4.4
Forfeiture rate	0%	0%
Volatility	64%	64%
Dividend yield	0%	0%
Risk-free interest rate	1.8%	1.8%
Weighted-average fair value per option	$0.41	$1.44

(b) Deferred Share Units and Performance Share Units

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company. A long-term financial liability of $1,483 has been recorded at December 31, 2019 (2018 - $1,513), representing the fair value of the liability, which is based on the Company’s stock price at the reporting period date.

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors), at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2018	1,943	1,219
Granted	385	400
Settled	-	(409)
Outstanding at January 1, 2019	2,328	1,210
Granted	682	875
Settled	(656)	(410)
Outstanding at December 31, 2019	2,354	1,675

During the year ended December 31, 2019, 682,000 DSUs were issued to directors (2018 - 385,000) and 875,000 PSUs to senior executives (2018 – 400,000). The fair value of DSUs and PSUs granted was $1,696 (2018 - $2,982), with a weighted average fair value at the grant date of $0.78 per unit for the DSUs (2018 - $2.86) per unit) and $1.33 per unit for the PSUs (2018 – $4.70 per unit).

(c) Share-based compensation expenses

Share based compensation expense (recovery) is comprised as follows:

	Years ended December 31,
	2019	2018
Share options – amortization	1,786	2,182
Performance share units – amortization	1,015	736
Change in fair value of deferred share units	325	(4,200)
	3,126	(1,282)

23. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at December 31, 2019 are presented in the following table:

2020	8,513
2021	5,260
2022	877
2023	-
2024	-
2025 and thereafter	-
Total commitments	14,650

As at December 31, 2019, the Company had no outstanding capital commitments (2018: $298).

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $16,889 as at December 31, 2019.

24. SUPPLEMENTARY CASH FLOW INFORMATION

	For the year ended December 31,
	2019	2018
Change in non-cash working capital items
Accounts receivable	713	7,018
Inventories	(4,634)	653
Prepaids	(1,326)	7
Accounts payable and accrued liabilities	(463)	(1,778)
Interest payable	(17)	40
Income tax payable	(887)	(4,139)
Income tax received	-	92
	(6,614)	1,893
Non-cash investing and financing activities
Assets acquired under capital lease	1,780	-
ROU assets (Note 2.5)	9,355	-

25. FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys copper put options in order to reduce commodity price risk. The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

	As at December 31,
	2019	2018
Copper increase/decrease by US$0.28/lb. (2018: US$0.27/lb.)[1]	7,992	7,485

1The analysis is based on the assumption that the year-end copper price increases/decreases 10 percent with all other variables held constant. At December 31, 2019, 22 million (2018: 20 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at December 31, 2019 of CAD/USD 1.30 (2018: 1.36) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2019	2018
Fair value sensitivity for fixed-rate instruments
Senior secured notes	(1,768)	(2,365)
Lease liabilities	(149)	(175)
Lease related obligations	(44)	-
Secured equipment loans	(134)	(56)
	(2,095)	(2,596)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	386	382
Reclamation deposits	-	211
	386	593

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

	Years ended December 31,
	2019	2018
Cash and equivalents	(2,803)	(1,928)
Accounts receivable	(824)	(812)
Accounts payable and accrued liabilities	587	562
Senior secured notes	23,790	24,987
Equipment loans	527	-
Lease liabilities	62	45

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

(d) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales. The Company had two significant customers in 2019 that represented 87% of gross copper concentrate revenues (2018: two customers accounted for 86% of gross copper concentrate revenues). The trade receivable balance at December 31, 2019 is comprised of three customers (2018: two customers). There are no impairments recognized on the trade receivables.

(e) Fair values of financial instruments

The fair values of the senior secured notes is $285,931 and the carrying value is $317,728 at December 31, 2019. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company uses the fair value hierarchy described in Note 2.4(c) for determining the fair value of instruments that are measured at fair value.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

	Level 1	Level 2	Level 3	Total
December 31, 2019
Financial assets designated as FVOCI
Marketable securities	730	-	-	730
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	3,083	-	-	3,083
	3,813	-	2,400	6,213
December 31, 2018
Financial assets designated as FVOCI
Marketable securities	3,581	-	-	3,581
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	31,480	-	-	31,480
	35,061	-	2,400	37,461

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at December 31, 2019.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At December 31, 2019, the Company had settlement receivables of $9,006 (2018 - $10,326).

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At December 31, 2019 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

(f) Capital management

The Company’s primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity, as well as its cash and equivalents, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

	As at December 31,
	2019	2018
Cash	(53,198)	(45,665)
Current portion of long-term debt	16,460	9,856
Long-term debt	357,025	345,625
Net debt	320,287	309,816
Shareholders’ equity	301,686	347,077

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its long-term debt to ensure compliance. The Company’s investment policy is to invest cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company’s approach to capital management during the year ended December 31, 2019.

26. RELATED PARTIES

(a) Subsidiaries

	Ownership interest as at December 31,
	2019	2018
Gibraltar Mines Ltd.	100%	100%
Curis Resources Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Copper Inc.	100%	100%
Aley Corporation	100%	100%
Yellowhead Mining Inc.	100%	21%
672520 BC Ltd.	100%	100%

(b) Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel. This retirement compensation arrangement (“RCA” Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from

9-month to 12-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements

(Cdn$ in thousands)

Executive officers and directors also participate in the Company’s share option program (Note 22).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
	2019	2018
Salaries and benefits	6,757	6,467
Post-employment benefits	1,639	2,061
Share-based compensation (recovery) expense	2,710	(1,914)
	11,106	6,614

(c) Related party transactions

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI. In 2018 and prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental costs in the amount of $10 and $39 for the three and twelve month period ended December 31, 2019.

For the year ended December 31, 2018, the Company incurred total costs of $1,344 in transactions with HDSI. Of these, $537 related to administrative, legal, exploration and tax services, $527 related to reimbursements of office rent costs, and $280 related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income in 2019 was $1,186 (2018: $1,167). In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. In 2019, net reimbursable compensation expenses and third party costs of $95 (2018: $141) were charged to the joint venture.

27. SUBSEQUENT EVENT

Subsequent to December 31, 2019, the Company purchased copper put option contracts for a total of 27.5 million pounds of copper with maturities between January and April of 2020, at a strike price of US$2.60 per pound. The total cost of these put options was $496.